Corporacion Durango, S.A. de C.V. Announces an Offering of Senior
      Notes and its Intention to Offer to Purchase for Cash Any and All of the Company's Outstanding 12 5/8% Senior Notes due 2003


     Durango,  Mexico June 7, 2002 - Corporacion  Durango,  S.A. de C.V.  (NYSE:
CDG; BMV: CODUSA) ("Durango" or the "Company'), one of the largest integrated paper producers based in Latin America, today announced that it is offering to sell US$175,000,000 of its unsecured senior notes. The notes are expected to have a seven-year maturity and will rank equally with the other unsecured senior indebtedness of Durango.

     Durango intends to use the net proceeds of the offering to purchase all of its outstanding 12 5/8% Senior Notes due 2003 (the "2003 Notes") that are validly tendered in a cash tender offer that Durango intends to conduct concurrently with the offering as described below, to repay short- and long-term debt and to pay the expenses of the tender offer and the offering.

     The notes to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The notes will be offered to qualified institutional buyers pursuant to Rules 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act.

     Durango also announced today that it intends to commence a cash tender offer for any and all of the US$121,710,000 aggregate principal amount of the Company's outstanding 2003 Notes on Monday, June 10, 2002. The tender offer will be made upon the terms and subject to the conditions set forth in the Offer to Purchase to be distributed when the offer commences (the "Offer to Purchase").

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell the 2003 Notes. The offer is made only by the Offer to Purchase.

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